November 9, 2010

Christopher Owings/Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Comment Letter dated November 4, 2010

Amendment No. 1 to Registration Statement

on Form 10-12G

Filed October 15, 2010File No. 000-54112

Mr. Owings:

This correspondence is in response to your letter dated November 4, 2010 in reference to our filing of the Form 10/A filed October 15, 2010 on the behalf of APEX 1, Inc., File No. 000-54112.

Please accept the following responses and note that Registrant filed amended Form 10-12G on November 9, 2010.

Comment 1

We note your response to comment two in our letter dated October 7, 2010 and the related revisions in your filing. There still appears to be defined terms in your registration statement. For example, and not as an exhaustive list, there are defined terms on pages 2 and 3. Please remove all defined terms in your registration statement. Please review your entire filing for compliance with this comment.

Comment 2

Please remove all defined terms in your registration statement. All defined terms should be clear from their context and, if they are not clear, please revise to make them so.

Answer:  The defined terms on pages 2 and 3 have been removed and have been removed elsewhere within the filing.

Comment 2

Item 1. Description of Business, page 3

(e) Form of Acquisition, page 5

We note your response to comment nine in our letter dated October 7, 2010 and the related revisions in your filing. It appears that you still refer to multiple stockholders and directors.  For example, and not as an exhaustive list, you reference “stockholders” and “directors” in the last paragraph on page 5 and “principal stockholders” in the second paragraph on page 8. Please revise. Please review your entire filing for compliance with this comment.

Comment 9

Mitigating language is generally not appropriate for risk factor discussion. Please remove the following statement that, “it appears that the SEC in most cases will permit a registration for resale of up to one third of the total number of shares of common stock then currently owned by persons who are not affiliates of such issuers and, in some cases, a larger percentage depending on the facts and circumstances.” Please also remove the statement stating “SEC staff members have indicated a willingness to consider a higher percentage in connection with registrations following reverse mergers with shell companies such as the Company.”

Answer: The section referring to “stockholders”, “principal stockholders” and “directors” has been amended on page 5 and throughout the entire filing.

Comment 3

Item 2. Financial Information, page 12

We note your response to comment 14 in our letter dated October 7, 2010 and the related revisions in your filing stating you “anticipate that these costs may be in the range of a few thousand dollars.” Please qualify this range (e.g. $2,000 to $5,000, $8,000 to $9,000). Please also quantify how much of this range you anticipate allocating to (i) filing of Exchange Act reports and (ii) investigating, analyzing and consummating an acquisition.

Comment 14

Please revise your discussion here to quantify the amount of funds that will be required for you to file Exchange Act reports and investigate and analyze potential business combinations. Please also revise your disclosure to remove your references to your ability use funds in your treasury to finance such costs, considering you have no cash on your balance sheet.

Answer: The section has been amended, stating that “we anticipate costs may be in the range of eight to nine thousand dollars... and that we anticipate the entire amount towards the filing of Exchange Act reports”

Comment 4

Item 2. Financial Information, page 12

We note your response to comment 15 in our letter dated October 7, 2010 and the related revisions in your filing stating “Redwood Capital, Inc. has agreed to pay the company’s expenses should funds…be in sufficient.” Please clarify the terms under which Redwood Capital would provide this funding and whether you expect Redwood Capital to assist you in locating a potential acquisition candidate. Please also include this disclosure in the fourth to last paragraph on page 16.

Comment 15

We note your statement on page 16 that “Mr. Chiang has committed to taking responsibility for all expenses incurred by the Company through the date of completion of a business transaction described in Item 1 of this Form 10. Therefore, the Company will not have any expenses until the consummation of a transaction.” We further note your statement on page 13 that you believe you will be able to meet your costs for the next 12 months through “funds in your treasury and additional amounts, as necessary, to be loaned to or invested…by your stockholders, management or other investors.” In this section, please clarify how you expect to cover you costs for the next 12 months. If Mr. Chiang will cover all your expenses until the consummation of a business transaction as described in Item 1, please clearly and consistently state so. Please further clarify how you will obtain the necessary funds to meet your costs for the next 12 months should be fund contributed by Mr. Chiang be insufficient. Please review your entire filing for compliance with this comment.

Answer: The section has been amended to: “Redwood Capital, Inc. has agreed to pay the company’s expenses in the form of a loan, should funds contributed by Mr. Chiang be insufficient “ and “Redwood Capital, Inc. may locate a potential acquisition target on behalf of the company should Mr. Chiang require additional assistance.” Both statements have also been disclosed in the fourth to last paragraph on page 16.

Comment 5

Executive Compensation, page 16

We note your response to comments 21 and 22 in our letter dated October 7, 2010 that the 10,000,000 shares issued were for $1,000 in services. Please provide the information  required by Item 402(l) of Regulation S-K. Also, please clearly state in Item 7 that these shares were issued in exchange for serices.

Comment 21

We note your disclosure in note 4 on page F-8 that Mr. Chiang advanced $1,807 and that the terms of such repayment are not fixed. We further note your statement on page 16 that Mr. Chiang “has paid all expenses incurred.” To the extent these expenses paid by Mr. Chiang are advances and the terms of repayment are not fixed, please revise your disclosure in this section. Please also specify the amount of these expenses that were paid using the proceeds from the 10,000,000 shares issued to Mr. Chiang and the amount paid by Mr. Chiang as an advance.

Comment 22

Please also reconcile your disclosure here with your Statement of Changes in Stockholders’ Equity on page F-5, which indicates that such shares were issued for services, not reimbursement.

Answer: This section has been amended as follows: “On June 21, 2010 (inception), the Company issued 10,000,000 restricted shares of its common stock to Richard Chiang in exchange for services he rendered on behalf of the company, including paying out of pocket for expenses relating to, incorporation fees, annual resident agent fees in the State of Delaware and developing our business concept and plan. The company does not expect to reimburse Mr. Chiang for these expenses at any future date.”

Item 402(I) of Regulation S-K has been added to this section:

SUMMARY COMPENSATION TABLE
Nameand principalposition	Year	Salary($)	Bonus($)	StockAwards($)	OptionAwards($)	Non-EquityIncentivePlanCompensation($)	NonqualifiedDeferredCompensationEarnings($)	All OtherCompensation($)	Total ($)
Richard Chiang	2010	n/a	n/a	10,000,000 shares of restricted common stock	n/a	n/a	n/a	n/a	n/a

Comment 6

Item 12. Indemnification of Directors and Officers, page 21

We note your response to comment 24 in our letter dated October 7, 2010 and the related revisions in your filing. While Article XI of your Bylaws provides “that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law…each  person that such section grants us the power to indemnify,” you Certificate of Incorporation provides that “none of your directors will be personally liable to….stockholders for monetary damages for breach of fiduciary duty as a director.” Please review the first sentence of the last paragraph in this section to reflect that your Certificate of Incorporation, and not your Bylaws, provides for this indemnification. Please also revise the first sentence of this section to reflect that the Delaware General Corporation, and not your Bylaws, provides for this indemnification.

Comment 24

We note your statement in the first sentence on page 22 that your “Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law….each person that such section grants us the power to indemnify.” We further note that your Certificate of Incorporation does not state this and rather, Article XI of your Bylaws provides for this indemnification. Please clarify or revise.

Answer: This section has been amended as follows: “The Delaware General Corporation provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal…” and “Our Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.”…and “Our Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.”

Comment 7

Item 15. Financial Statements and Exhibits

In an appropriate place in your registration statement, please explain why you have filed a form of Warrant Purchase Agreement and Warrant, which seemed to be pre-dated despite the fact that they are “forms,” and whether you anticipate conducting an offering of such securities, with a view to understanding why these are material agreements to you.

Answer: This section has been removed from our Financial Statements and Exhibits.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President